425 Madison Avenue, New York, NY 10017 • Tel (212)486-1140 • Fax (212)486-1158


BB&A
Barbara Burns
& Associates, Inc.

July 17, 2002

82-3361

SUPPL

02 JUL 24 AM 10:44

To: Financial Analysts & Investors

From: Barbara M. Burns / Tracy Motz
Barbara Burns & Associates, Inc.
Tel: 212 486 1140, Fax: 212 485 1158
e-mail: bburns@bba-intl.com / tmotz@bba-intl.com

Re: Conference Call


02042817

Pernod Ricard:
1st Half Sales Figures 2002

Date: Wednesday, August 7, 2002

Time: 1 p.m. EDT

Hosts: Richard Burrows, Director General
Patrick de Borredon, Vice President, Investor Relations
from Paris

Number: **(613) 688 2795**
Please dial in 5 to 10 minutes before the start time and ask to be connected to the Pernod Ricard Conference Call.

Documentation for the conference call will be e-mailed to you prior to start, and will be available on the Pernod Ricard website. www.pernod-ricard.com

A replay service will be available soon after the conference has ended, until approximately noon on Friday, August 9. The telephone number of this service is:

(303) 590 3060 Access code 200 501

Please RSVP:
Tel: 212 486 1140
Fax: 212 486 1158
e-mail: bburns@bba-intl.com / tmotz@bba-intl.com

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